UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A
NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF
THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

TIMOTHY RAY HOWARD II WHFIT
7381 LA TIJERA BLVD
Unit 45864
LOS ANGELES, CALIFORNIA 90045
424-312-6703

Name and Address of Agents for Service of Process:
Howard II, Timothy Ray, Trustee
Department of Health, Board of Directors: CA Registrar file no.
104-76-067121 / 104-1976-067121,
Principal Financial and Accounting Officer as transfer agent:
TIMOTHY RAY HOWARD II WHFIT
c/o Howard II, Timothy Ray
7381 La Tijera Boulevard
Unit 45864
Los Angeles, California Republic [90045-7036] USA

Check Appropriate Box:
Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:
YES x   NO

Item 1. Exact name of registrant. TIMOTHY RAY HOWARD II WHFIT

Item 2. Name of state under the laws of which registrant was organized or created and the date of such organization or creation.
State of organization: CALIFORNIA   Date of organization: OCTOBER 5, 2016

Item 3. Form of organization of registrant (for example, corporation, partnership, trust, joint stock company, association, fund).
COMMON LAW TRUST

Item 4. Classification of registrant (face-amount certificate company, unit investment trust, or management company). MANAGEMENT COMPANY

Item 5. If registrant is a management company:
(a) state whether registrant is a closed-end company or an open-end company. CLOSED-END COMPANY

(b) state whether registrant is registering as a diversified company or a non-diverisfied company (read instruxtion 4(i) carefullybefore replying). NON-DIVERSIFIED

Item 6. Name and address of each investment adviser of registrant. NONE

Item 7. If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant. Howard II, Timothy Ray, Hadar EL Bey.
ADDRESS FOR ALL TRUSTEES IS; c/o 7381 La Tijera Boulevard, Unit 45864,
                              Los Angeles, California [90045-7036] USA

Item 8. If registrant is an unincorporated investment company not having a board of directors:
(a) state the name and address of each sponsor of registrant; NOT APPLICABLE

(b) state the name and address of each officer and director of each sponsor of registrant; NOT APPLICABLE

(c) state the name and address of each trustee and each custodian of registrant. NOT APPLICABLE

Item 9.
(a) State whether registrant is currently issuing and offering its securities directly to the public (yes or no). NO

(b) If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter. NOT APPLICABLE

(c) If the answer to Item 9(a) is no and the answer to Item 9(b) is not applicable, state whether registrant presently proposes to make a public offering of its securities (yes or no). NO

(d) State whether registrant has any securities currently issued and outstanding (yes or no). NO

(e) If the answer to Item 9(d) is yes, state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant's outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant's outstanding voting seurities. NOT APPLICABLE

Item 10. State the current value of registrant's total assets.
$10,000,000,000.00

Item 11. State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958 (yes or no).NO

Item 12. Attach as an exhibit a copy of the registrant's last regular periodic report to its security holders, if any. NOT APPLICABLE



SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of Los Angeles and state of California on the 21st day of September 2021.


                                          Signature TIMOTHY RAY HOWARD II WHFIT


                                                     WITHOUT PREJUDICE
                                             By: /s/ Howard II, Timothy Ray,
                                                        Trustee
                                                ALL RIGHTS RESERVED WITHOUT
                                                 THE U.S 28 U.S.C. 1746(1)





Attest: /s/ Nicholas McGinnis,
              Board Member